SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                      (Amendment No. 3)

                      Telos Corporation
- -----------------------------------------------------------------------
                         (Name of Issuer)

          12% Cumulative Exchangeable Redeemable Preferred Stock
- -----------------------------------------------------------------------
                     (Title Class of Securities)

                            12652020 4
                    -----------------------
                           (CUSIP Number)

                        Craig F. Miller, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                      New York, New York  10004
                             (212) 859-8000
- ----------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          April 23, 1996
                  -------------------------------------
         (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].   (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



							SEC 1746 (12-91)

                          SCHEDULE 13D
CUSIP No.1652020 4                  		Page  2  of  6  Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Gotham Partners, L.P.	13-3700768

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
								(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
                                                                     WC

5	CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			     [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
			New York

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	SOLE VOTING POWER
                                                                     179,529

8	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	SHARED VOTING POWER
                                                                      0

9	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	SOLE DISPOSITIVE POWER
                                                                     179,529

10	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	SHARED DISPOSITIVE POWER
                                                                     0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     179,529

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     4.99%

14	TYPE OF REPORTING PERSON*
                                                                     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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	Item 1. 	Security and Issuer

	This Amendment No. 3 restates in its entirety the text of the Statement on Schedule 13D, as amended (the "Schedule 13D") relating to the 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock") of Telos Corporation (formerly C3, Inc.), a Maryland corporation (the "Company"), previously filed in paper format on March 9, 1994 by Gotham Partners, L.P., a New York limited partnership ("Gotham").

	The principal executive offices of the Company are located at 460 Herndon Parkway, Herndon, Virginia 22070.

	Item 2.	Identity and Background

	This statement is being filed by Gotham Partners, L.P., a New York limited partnership, which was formed to engage in the business of selling and buying securities. Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham. Karenina Corp., a Delaware corporation ("Karenina"), which is wholly owned by Mr. William A. Ackman, and DPB Corp., a Delaware corporation ("DPB"), which is wholly owned by Mr. David P. Berkowitz, are the sole general partners of Section H. Messrs. Ackman and Berkowitz are citizens of the United States of America and their principal occupation is managing Gotham. The business address of each of Gotham, Section H, Karenina, DPB, and Messrs. Ackman and Berkowitz is 237 Park Avenue, 9th Floor, New York, New York 10017.

	During the last five years, none of Gotham, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	Item 3.	Source and Amount of Funds or Other Consideration

The following restates Item 3 of the Schedule 13D in its entirety:

The aggregate purchase price paid by Gotham for the 340,029 shares owned by it was $614,174 (excluding commissions). The source of such funds was the working capital of Gotham.

	Item 4.	Purpose of Transaction

	The following restates Item 4 of the Schedule 13D in its entirety:

Gotham has acquired ownership of the Preferred Stock for investment purposes.

Gotham understands, pursuant to the Schedule 13E-3 and the preliminary copy of the Proxy Statement filed by the Company with the Securities and Exchange Commission, that the Company intends to merge with and into a newly formed corporation (the "Merger") and that, pursuant to the Merger, among other things, each
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outstanding share of Preferred Stock will be converted
into the right to receive $2.00 in cash. According to the preliminary copy of the Proxy Statement, the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock (as well as the vote of holders of Common Stock of the Company) is required for approval of the Merger. In addition, if the Merger is approved, objecting shareholders following specified procedures will have the right to demand payment for the appraised value of their shares in lieu of the price to be paid in the Merger (which appraised value may be greater than, equal to or less than the price to be paid in the Merger).

Gotham intends to explore various alternatives to realizing full value for the shares of Preferred Stock owned by it, including voting against the Proposed
Merger. In addition, Gotham reserves the right to take any other action which it deems appropriate in connection with its investment, including seeking payment for the appraised value of the shares, including additional shares or disposing of shares.

	In March, 1995, Gotham sent to the Company a letter, a copy of which was previously filed as an Exhibit to the Schedule 13D and is incorporated herein by reference.


	Item 5. Interest in Securities of the Issuer
(a) The following restates Item 5(a) of the Schedule 13D in its entirety:

Gotham beneficially owns an aggregate of 340,029 shares of Preferred Stock of the Company, representing approximately 9.45% of the outstanding shares of Preferred Stock (based on 3,595,586 shares outstanding).
None of Section H, Karenina, DPB, Mr. Ackman or Mr.
Berkowitz beneficially owns any shares of Preferred Stock
(other than the shares beneficially owned by Gotham).

	As a result of the sale described under Item 5(c), Gotham beneficially owns 179,529 Preferred Stock as of the close of business on April 23, 1996, representing an aggregate of approximately 4.99% of the outstanding Preferred Stock (based upon 3,595,586 Preferred Shares outstanding as of March 1, 1996, as reported in the Company's Form 10-K for the year ended December 31, 1995).

	(b)	Gotham has sole power to vote and to dispose of all of
the shares of Preferred Stock beneficially owned by it.

	(c)	On April 23, 1996, Gotham sold 160,500 Preferred Stock
at a price of $6.625 per share. All of such purchases took place on the over-the-counter market. Gotham has not effected any other transactions in the Preferred Stock in the past 60 days.

	(d)	Not applicable.

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	(e)	On April 23, 1996, Gotham ceased to be the beneficial
owner to more than 5% of Preferred Stock.

	Item 6.	Contracts, Arrangements, Understandings  or
Relationships With Respect to Securities of the Issuer

	None of Gotham, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangements, understanding or relationship with respect to any securities of the Company.

	Item 7.	Material to be Filed as Exhibits

	None.

							5 of 6

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 1996

			GOTHAM PARTNERS, L.P.

			By:	Section H Partners, L.P.
				its general partner


				By:	DPB CORPORATION,
					a general partner of
					Section H Partners, L.P.


				By:  	/s/  David P. Berkowitz
					David P. Berkowitz
					President



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